Exhibit 99.2

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

(86)27-83668638

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 16, 2018

PROXY STATEMENT

TIME, DATE AND PLACE OF THE EXTRAORDINARY GENERAL MEETING

General

This Proxy Statement is furnished to you by SSLJ.com Limited, a Cayman Islands exempted company (the “Company” or “us” or “we” or “our”) in connection with the solicitation by the board of directors (the “Board”) of the Company of proxies from the holders of our shares (the “Shareholders”), including Class A and Class B shares for use at an extraordinary general meeting of the shareholders (the “Meeting”) to be held at the offices of the Company’s counsel Sichenzia Ross Ference LLP at 1185 Avenue of the Americas, 37th Floor, New York, NY 10036 at 10:00 a.m. Eastern Standard Time, on October 16, 2018 and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Meeting.

The approximate date this Proxy Statement is being sent to the Shareholders is September 28, 2018. Shareholders should review the information provided herein in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2017, which accompanies this Proxy Statement. Our principal executive offices are located at 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R.China 430000, and our telephone number is (86)27-83668638.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Meeting and the enclosed Proxy Card is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so.

PURPOSE OF THE MEETING

At the Meeting, we are soliciting your vote to i) elect five (5) nominees named in the attached proxy statement as directors to be elected for the term provided herein and until their successors have been duly elected and qualified (“Proposal 1” or “Election of Directors”); ii) remove any other directors not elected at the Meeting (“Proposal 2”); iii) change the name of the Company from “SSLJ.com Limited” to “Intelligent Space Development Corp.” (“Proposal 3” or “Name Change”) and iv) amend and restate the Company’s Memorandum and Articles of Association to reflect the Name Change (“Proposal 4”).

Unless contrary instructions are indicated on your proxy, all shares of the Company (the “Shares”) represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted in favor of all of the Proposals described herein. The Board of Directors knows of no other business that may properly come before the Meeting; however, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a Shareholder specifies a different choice by means of the Shareholder’s proxy, the Shareholder’s shares will be voted in accordance with the specification so made.

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OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors has set the close of business on September 20, 2018 as the Record Date for determining which of our Shareholders are entitled to notice of and to vote at the Meeting. As of the Record Date, there were 44,000,000 shares issued and outstanding, including 8,361,360 Class A shares (the “Class A Shares”) and 35,638,640 Class B shares (the “Class B Shares”), that are entitled to be voted at the Meeting. Each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on each matter submitted to Shareholders for approval at the Meeting.

The attendance, in person or by proxy, of the holders of a majority of the issued and outstanding Class A Shares and Class B Shares entitled to vote at the Meeting is necessary to constitute a quorum.

Our Memorandum and Articles of Association, as amended and restated, do not authorize cumulative voting. Our Memorandum and Articles of Association provide that directors are to be elected by the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote on the election of directors. Shares present at the Meeting that are not voted for or against a particular nominee will not be counted toward that nominee’s achievement of a majority of the votes present in person or represented by proxy at the Meeting. Proposal 2 may be passed by the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote. Each of Proposal 3 and 4 shall be passed by a majority of at least two-thirds of the shares outstanding entitled to vote on such Proposals, either in person or by proxy.

Prior to the Meeting, we will select one inspector of election for the Meeting. Such inspector shall determine the number of Class A Shares and Class B Shares represented at the Meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Meeting and will be counted as votes cast at the Meeting, but will not be counted as votes cast for or against any given matter.

Any beneficial owner of Shares of the Company who is not a record holder must arrange with the person who is the record holder or such record holder’s assignee or nominee to: (i) execute and deliver a Proxy Card on behalf of such beneficial owner; or (ii) deliver a proxy so that such beneficial owner can execute and deliver a Proxy Card on its own behalf.

Shareholders who wish to vote must i) deliver their properly completed and executed Proxy Card to the Company’s transfer agent, Securities Transfer Corporation, in accordance with the instructions set forth in the Proxy Card, ii) cast their votes on the Company’s website with the link and control numbers provided on the Proxy Card, or iii) cast the votes in person at the Meeting. The Company reserves the right (but is not obligated) to accept any written proxy received by any other reasonable means or in any form that reasonably evidences the voting of the Proposal.

Requests for copies of this Proxy Statement should be directed to SSLJ.com Limited at the address or telephone number set forth above.

The final results of this Meeting will be published in a Current Report on Form 6-K (the “Form 6-K”) by the Company. All questions as to the form of all documents and the validity and eligibility (including time of receipt) and acceptance of votes and revocations of votes will be determined by the Company, in its sole discretion, which determination shall be final and binding.

Other than as discussed above, the Company has made no arrangements and has no understanding with any other person regarding the Meeting and the Proposals hereunder, and no person has been authorized by the Company to give any information or to make any representation in connection with the Meeting and Proposals, other than those contained herein and, if given or made, such other information or representations must not be relied upon as having been authorized. In addition to solicitations by mail, votes may be solicited by directors, officers and other employees of the Company who will receive no additional compensation therefor.

Members of our Board and management do not beneficially own any Shares. However, as of the Record Date, Mr. Wei Zheng beneficially owned 28,438,640 Class B Shares, representing approximately 78% of the total voting rights and intends to vote for each of the nominees named in Proposal 1 and vote for Proposals 2, 3 and 4. See “Security Ownership of Certain Beneficial Owners and Management”.

No Appraisal Rights

Under applicable Cayman Islands companies law, our non-consenting Shareholders are not entitled to appraisal rights with respect to the election of the board of directors, and we will not independently provide our Shareholders with any such right.

Householding Matters

Shareholders that share a single address will receive only one Proxy Statement and Proxy Card at that address, unless we have received instructions to the contrary from any Shareholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, if a Shareholder of record residing at such an address wishes to receive a separate copy of this Proxy Statement or of future proxy statements (as applicable), he or she may write to us at: SSLJ.com Limited, 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P. R. China 430000, Attention: Ming Yi, Secretary and Chief Financial Officer. We will deliver separate copies of this Proxy Statement and form of Proxy Card promptly upon written request. If you are a Shareholder of record receiving multiple copies of our Proxy Statement and form of Proxy Card, you can request householding by contacting us in the same manner. If you own your shares through a bank, broker or other shareholder of record, you can request additional copies of this Proxy Statement and form of Proxy Card or request householding by contacting the Shareholder of record.

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INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSALS

No director, executive officer, associate of any director, executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the Proposals that is not shared by all other Shareholders, other than the respective directors’ election to the Board.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The number of issued and outstanding Class A Shares at the close of business on the Record Date for determining our Shareholders who are entitled to notice of and to consent to the approval of the Proposal, is 8,361,360 and the number of issued and outstanding Class B Shares at the close of business on the Record Date is 35,638,640.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this filing, the beneficial ownership of our Capital Stock by each of our directors and named executive officers, each person known to us to beneficially own more than 5% of our Common Stock, and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power (subject to applicable community property laws) and that person’s address is c/o SSLJ.com Limited, 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P. R. China 430000. Shares of Capital Stock subject to options, warrants, or convertible notes currently exercisable or convertible or exercisable or convertible within 60 days after the Record Date are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible notes but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner	Shares		Percentage(3)	Voting Rights
Officers and Directors	Class A	Class B
Warren Wang (CEO and chairman of the Board)	0	0	-%	-%
Ming Yi (CFO and director)	0	0	-%	-%
Hon Man Yun (director)	0	0	-%	-%
Ren Zhang (director)	0	0	-%	-%
Yanping Li (director)	0	0	-%	-%
All officers and directors as a group (5 persons)	0	0	-%	-%

5% or greater holders:
Elite Twister Investment Holdings Limited(1)	0	7,200,000	16.4%	19.7%
Jianbao Li(1)	0	7,200,000	16.4%	19.7%
Extremely Bright International Investment Limited(2)	0	28,438,640	64.6%	78.0%
Wei Zheng(2)	0	28,438,640	64.6%	78.0%

(1) Jianbao Li is deemed to beneficially own 7,200,000 of our ordinary shares through Elite Twister Investment Holdings Limited, a BVI company. Mr. Jianbao Li is the sole shareholder, director and officer of Elite Twister Investment Holdings Limited and has the sole voting and dispositive power over such Class B ordinary shares held by the entity.

(2) Wei Zheng is deemed to beneficially own 28,438,640 of our ordinary shares through Extremely Bright International Investment Limited, a BVI company. Mr. Wei Zheng is the sole shareholder, director and officer of Extremely Bright International Investment Limited and has the sole voting and dispositive power over such Class B ordinary shares held by the entity.

(3) Based on 44,000,000 Shares outstanding as of the Record Date, including 8,361,360 Class A Shares and 35,638,640 Class B Shares.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

The Company does not pay any compensation to the current directors of the Board. However, the Company plans to pay equity compensation as incentive to directors, which will be submitted to the Company’s Compensation Committee for approval.

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Management Compensation

The Company currently pays $120,000 of annual base salary to the Company’s Chief Executive Officer and $60,000 of annual base salary to the Chief Financial Officer. The executive officers are entitled to reimbursements for expenses incurred in connection with their official capacities.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

PROPOSAL 1: ELECTION OF DIRECTORS

The Company solicits the vote of Shareholders to elect or re-elect the following five (5) individuals to serve as directors until the next annual general meeting or until their successors are duly elected, appointed and qualified: Warren Wang, Ming Yi, Hon Man Yun, Chiang Hsien and Jiamin Ma. Of these individuals, Hon Man Yun, Chiang Hsien and Jiamin Ma are considered independent directors. Management has no reason to believe any of the nominees will not be a candidate or will be unable to serve as a director. However, in the event any nominee is not a candidate or is unable or unwilling to serve as a director at the time of election, the Board may reduce the size of the Board.

Information about each of the nominees for election or re-election as directors of the Company is set forth below.

Name	Age	Position
Warren Wang	48	Chairman of the Board and Chief Executive Officer (“CEO”)
Ming Yi	38	Director and Chief Financial Officer (“CFO”)
Hon Man Yun	50	Independent Director
Chiang Hsien	57	Independent Director
Jiamin Ma	30	Independent Director

Directors are elected based on experience, qualifications and in accordance with the Company’s Memorandum and Articles of Association to serve until the next annual shareholders meeting and until their successors are elected in their stead. There are no family relationships between any director and any other director or executive officer of the Company.

Mr. Warren Wang was appointed the CEO of the Company on July 29, 2018. Mr Wang has served key positions at various institutions. Mr. Wang has been the Chairman of Wall Street IPO Consultation, Inc., a New York based financial advisory company, since 2012. He served as the Chairman of the board of directors of China INSOnline Corp., formerly a company listed on the Nasdaq Stock Market (the “Nasdaq”), from January 4, 2008 to February 1, 2011 and has served as an Executive Director and the Chairman of ZYTX Technology Co., Ltd from July 2007 until 2008. Mr. Wang holds an Executive Master of Business Administration degree from Peking University.

Mr. Ming Yi was appointed the CFO of the Company on July 29, 2018. Mr. Yi has extensive experience in finance, business administration and public accounting with his sector expertise spanning retail/wholesale distribution, financial services and manufacturing. From 2016 to 2018, Mr. Yi served as the CFO of Wave Sync Corp. (OTC: WAYS). Prior to that, from 2011 to 2016, Mr. Yi was the CFO at China Bio-Energy Corp. Mr. Yi holds a Bachelor of Business degree in Accounting and Finance from School of Business Administrations of Liaoning University, and a Master of Business degree in Accounting from Victoria University, Australia. Mr. Yi is a Certified Public Accountant in Australia.

Mr. Hon Man Yun has served in several financing and accounting positions at different private and publicly traded companies. Mr. Yun has been the Chief Financial Officer of Kiwa Bio-tech Products Group Corporate (symbol: KWBT) since April 2018, and a vice president, the chief accountant and compliance and internal audit officer and the secretary for Kaisun Energy Group Limited, a company listed on Hong Kong Stock Exchange, since May 2017. Mr. Hon Man Yun was an associate at China Merchants Securities (Hong Kong) Co., Limited from December 2014 to May 2017 and financial controller at E Lighting Group Limited from March 2013 to September 2014. Previously Mr. Yun served as a corporate consultant at Smart Pine Investment Limited from September 2007 to December 2014. Mr. Yun was an independent director, the chairman of the audit committee, a member of the compensation committee and corporate governance and nominating committee of Chisen Electric Corp. from November 2008 to February 2013. Mr. Yun has obtained a bachelor degree in Accountancy from Morrison Hill Technical Institute, a higher diploma in Business Studies from City Polytechnic of Hong Kong and an MBA from University of Western Sydney.

Mr. Chiang Hsien has extensive experience in asset management and investments. Mr. Hsien has been an advisor to the Chairman of Pacific Millennium Group and a director of its investment subsidiary since October 2016. Prior to his position at Pacific Millennium Group, Mr. Hsien was a partner and chief representative of the Asia region at Lingohr & Partner Asset Management from October 2013 to September 2016. From December 2008 to September 2012, he had held various key positions at Allianz Global Investors in Shanghai and Hong Kong, such as the Chief Executive Officer of Allianz Global Investors China, a member of the board of directors at Allianz Global Investors Hong Kong Limited, the chief representative at the Shanghai Representative Office of Allianz Global Investors and a member of AllianzGI Regional Executive Committee. Mr. Chiang Hsien obtained a Bachelor of Art degree from the University of International Relations in China, an MBA degree from Christian Albrecht University of Kiel in Germany and participated in two Executive Programmes at Institut Européen d’Administration des Affaires (“INSEAD”) and Harvard University, respectively.

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Ms. Jiamin Ma has been a shareholder and supervisor at Ningbo Jinzhou Rongrun Trade Co. Ltd. from November 2012. Ms. Ma has a business degree in international business and trade from Ningbo University and studied international business management at Humber College in Canada.

Votes required

Our Memorandum and Articles of Association, as amended and restated, do not authorize cumulative voting. Our Memorandum and Articles of Association provide that each director is appointed by an ordinary resolution, requiring the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote on the election of directors. A separate ordinary resolution will be proposed at the Meeting to appoint each director.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ELECTION OF EACH DIRECTOR NOMINEE.

PROPOSAL 2: REMOVAL OF ANY OTHER DIRECTORS NOT APPOINTED AT THE MEETING

The Company solicits the vote of Shareholders to remove any other directors from the Board that have not been appointed at this Meeting. Proposal 2 shall be passed by the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote on the removal of directors.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” REMOVAL OF ANY OTHER DIRECTORS NOT APPOINTED AT THE MEETING FROM THE BOARD.

PROPOSAL 3: NAME CHANGE

The Company solicits the vote of Shareholders to change the name of the Company from “SSLJ.com Limited” to “Intelligent Space Development Corp.” The Board of Directors of the Company believes that the proposed new name, Intelligent Space Development Corp., will reflect the new direction of the Company’s business. Proposal 3 may be passed by a majority of at least two-thirds of the shares outstanding entitled to vote on the Proposal, either in person or by proxy.

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Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NAME CHANGE.

PROPOSAL 4: AMEND AND RESTATE THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company solicits the vote of Shareholders to amend and restate the Company’s Memorandum and Articles of Association to reflect the Name Change by deleting in their entirety and substituting in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto as Exhibit 99.4. Proposal 4 may be passed by a majority of at least two-thirds of the shares outstanding entitled to vote on the Proposal, either voting in person or by proxy.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION ANNEXED HERETO AS EXHIBIT 99.4.

SHAREHOLDER PROPOSALS

There are no proposals by any security holder which are or could have been included within this Proxy Statement.

ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

The Company files annual reports and other information with the SEC. You may read and copy any document that the Company files at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which interested persons can electronically access the Company’s SEC filings.

This proxy statement incorporates by reference our annual report on Form 20-F for the year ended December 31, 2017 that we have previously filed with the SEC. The Form 20-F contains important information about us and our financial condition and a copy is being delivered together with this proxy statement.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statement and any of the documents incorporated by reference in this document or other information concerning us, without charge, by written request directed to the attention of our Corporate Secretary at 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R. China 430000 or from the SEC through the SEC’s website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

By Order of the Board of Directors,

/s/ Warren Wang
Warren Wang, CEO and Chairman of the Board

September 26, 2018

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